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                                                                  EXHIBIT (a)(2)

Dear Extreme Team,

As you know, current economic conditions have adversely affected Extreme's stock price. After investigating our alternatives, I am pleased to announce we will be offering a stock exchange program. This is an excellent opportunity for those of you with underwater options to exchange them for new, potentially more valuable options.

This is a voluntary program permitting eligible employees to exchange stock on a 1:1 basis. Option grants with an exercise price of $10 or more are eligible. Our executive staff will be excluded from participating in this program.

Certain rules require that we provide you at least 20 business days to make an election to participate. We have created a secure web page where you can submit an election form; the deadline to do so is December 3rd. On December 4th, we will cancel all option grants that you elect to exchange. Due to such rules, this deadline is final and there will be no extensions for any reason.

For accounting reasons, we cannot grant the new options for at least six months and one day after we cancel the eligible options, so the new options will be granted June 5, 2002 (or a later date if we extend the Offer), and will have an exercise price that will be equal to the closing price on that date.

Your participation in this Offer is voluntary. You can either keep your current eligible option grants at their current exercise price with their existing vesting schedules or you can cancel eligible options in exchange for a new option grant representing the same number of shares. The new option grants will have an adjusted vesting schedule that is described in the attached Q&A.

This offer is subject to conditions described in the "Tender Offer" documentation filed with the SEC, which is attached to this email. The attached Q&A and presentation explain the program in more detail. These documents are also available on the intranet, on the stock exchange program page located at https://exchange.extremenetworks.com.

We will hold company meetings at the Santa Clara office tomorrow (and conference calls for other locations) to explain the program in more detail and respond to any questions that you may have. Employee Communications will send the complete meeting and call schedule.

I encourage you to review the materials and attend the meetings/conference calls before making your decision. If you have any questions about the stock exchange program, please contact Bill Barthell. Questions about your stock options and grants may be referred to Anna Baca.